UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X]	SEMIANNUAL REPORT PURSUANT TO REGULATION A

     Or

[ ]	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020

Commission File No.: 024-11187

BacTech Environmental Corporation
(Exact name of registrant as specified in its charter)

Ontario	N/A
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

Suite 409, 37 King St., East Toronto,

Ontario Canada M5C 1E9

(Address of principal executive offices)

(416) 813-0303

(Registrant’s telephone number, including area code)

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Forward Looking Statements

This Semi-Annual Report on Form 1-SA contains forward-looking statements. For this purpose, any statements contained in this Report that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking information includes statements relating to future actions, prospective products, future performance or results of current or anticipated products, sales and marketing efforts, costs and expenses, interest rates, outcome of contingencies, financial condition, results of operations, liquidity, business strategies, cost savings, objectives of management, and other matters. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “continue” and similar expressions or the negative of these similar terms. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as that information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information.

These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict. In evaluating these forward-looking statements, you should consider various factors, including the following: (a) those risks and uncertainties related to general economic conditions, (b) whether we are able to manage our planned growth efficiently and operate profitable operations, (c) whether we are able to generate sufficient revenues or obtain financing to sustain and grow our operations, (d) whether we are able to successfully fulfill our primary requirements for cash, which are explained below under “Liquidity and Capital Resources”. We assume no obligation to update forward-looking statements, except as otherwise required under the applicable federal securities laws. Unless stated otherwise, terms such as the “Company,” “BacTech Environmental,” “BacTech,” “BCCEF,” “we,” “us,” “our,” and similar terms shall refer to BacTech Environmental Corporation, an Ontario Canada corporation.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. The financial statements included in this filing as of and for the six months ended June 30, 2020 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included. Unless otherwise indicated, latest results discussed below are as of June 30, 2020.

The financial statements are compliant and up to date with all new financial accounting standards, as noted per IFRS. The Company has elected to not delay compliance with any new or revised financial accounting standard. The Company’s fiscal year end is December 31. Additional information regarding the Company will be available through the SEDAR website at www.sedar.com.

Management’s Discussion and Analysis

The Company has had no revenues from operations in each of the last two fiscal years, and no revenue in the current fiscal year.

Plan of Operation for the Next Twelve Months

The Company believes that the proceeds of this Offering will satisfy its cash requirements for the next twelve months. To complete the Company’s entire deployment of its current and proposed products and its business plan, it may have to raise additional funds in the next twelve months.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include assumptions about collection of accounts and notes receivable, the valuation and recognition of stock-based compensation expense, the valuation and recognition of derivative liability, valuation allowance for deferred tax assets and useful life of fixed assets.

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RESULTS OF OPERATIONS

Results for the Three Months Ended June 30, 2020 Compared to the Three Months Ended June 30, 2019

Working Capital	June 30, 2020 $	December 31, 2019 $
Cash	1,124	5,017
Current Assets	2,874	34,161
Current Liabilities	2,945,451	4,053,596
Working Capital (Deficit)	(3,123,224)	(4,200,082)

Cash Flows	June 30, 2020 $	June 30, 2019 $
Cash Flows from (used in) Operating Activities	(61,893)	(165,579)
Cash Flows from (used in) Investing Activities	-	-
Cash Flows from (used in) Financing Activities	58,000	150,000
Net Increase (decrease) in Cash During Period	(3,893)	(15,579)

Operating Revenues

The Company’s revenues were $nil for the three months ended June 30, 2020 compared to $nil for the three months ended June 30, 2019.

Cost of Revenues

The Company’s cost of revenues was $nil for the three months ended June 30, 2020 compared to $nil for the three months ended June 30, 2019.

Gross Profit

For the three months ended June 30, 2020, the Company’s gross profit was $nil compared to $nil for the three months ended June 30, 2019.

General and Administrative Expenses

General and administrative expenses consisted primarily of consulting fees, professional fees, relating to preparing our Regulation A Offering, reporting requirements, and accounting expenses. For the three months ended June 30, 2020 compared to the three months ended June 30, 2019, general and administrative expenses decreased from $(21,142) to $157,607 for the three months ended June 30, 2019 representing a decrease of $178,749 or -113%. The $178,749 decrease is primarily attributable to a discontinuing of certain operations.

Other Income (Expense)

Other income (expense) consisted of $1,219,674 for the three months ended June 30, 2020 and consisted on a gain from forgiveness of debt. For the three months ended June 30, 2019 other income (expense) consisted of $nil.

Net Loss

Our net loss for the three months ended June 30, 2020 was $1,190,543 compared with a net loss of $(276,740) for the three months ended June 30, 2019. The net loss is influenced by the matters discussed in the other sections of the MD&A.

Results for the Six Months Ended June 30, 2020 Compared to the Six Months Ended June 30, 2019

Operating Revenues

The Company had no revenue for the Six months ended June 30, 2020 or for the same period in 2019.

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Cost of Revenues

The Company had no cost of revenues for the Six months ended June 30, 2020 or for the same period in 2019.

General and Administrative Expenses

General and administrative expenses consisted primarily of consulting fees, professional fees, in preparation of a Regulation A Offering Statement, reporting requirements and accounting expenses. For the six months ended June 30, 2020 and June 30, 2019, general and administrative expenses increased to $93,564 from $294,165 for the same period in 2019 representing a decrease of $200,601 or approximately 68%. The $200,601 decrease is primarily attributable to discontinuing some of our operations.

Other Income (Expense)

Other income (expense) consisted of interest income from third-party notes. For the six months ended June 30, 2020, there was a $1,219,674 gain from forgiveness of debt. There was no gain or loss for the same period in 2019.

Net Income (loss)

Our net loss for the six months ended June 30, 2020, was $1,018,858 compared with net loss of $625,643 for the six months ended June 30, 2019, an increase of $393,215 or approximately 63%. The net loss is influenced by the matters discussed above.

Liquidity and Capital Resources

The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan. Since its inception, the Company has been funded by related parties and third parties, through capital investment and borrowing of funds.

At June 30, 2020, the Company had total current assets of $2,874 compared to $34,161 at December 31, 2019. Current assets consisted primarily of cash. The decrease in current assets $31,287 was primarily attributed to decrease in cash flow from investing activities.

At June 30, 2020, the Company had total current liabilities of $2,945,451 compared to $4,053,596 at December 31, 2019. Current liabilities consisted primarily of the accrued liabilities, amount payable to Aquila Resources, Inc., debentures and a loan payable. The decrease in our current liabilities was mostly attributed to the decrease in accounts payable and accrued liabilities to $1,614,157 in 2020 from $2,780,514 in 2019.

We had negative working capital of $3,123,224 as of June 30, 2020 compared to $4,200,082 as of December 31, 2019, a decrease of $1,076,858 or approximately 26%.

Cash Flow from Operating Activities

During the six months ended June 30, 2020, cash used in operating activities was $(61,893) compared to $(165,579) for the six months ended June 30, 2019. The increase in the amounts of cash used for operating activities was primarily due to the decrease in continuing operations.

Cash Flow from Investing Activities

There were no investing activities for the six months ended June 30, 2020 or for the six months ended June 30, 2019.

Cash Flow from Financing Activities

During the six months ended June 30, 2020, cash provided by financing activity was $58,000 compared to $150,000 provided during the six months ended June 30, 2019.

Quarterly Developments

None.

5

Subsequent Developments

Debentures

The Company commenced contacting debenture holders of the Company to extend the maturity of the debentures. The Company is offering to settle the outstanding interest and or principal, or a combination thereof, through the issuance of shares at a price of 5 cents for share at the holder’s option. There can be no assurance that the debenture holders will agree to any extension or settlement.

Form 1-A Regulation A Offering

On July 15, 2020, the Company’s Tier 2 Regulation A offering memorandum originally filed on April 2, 2020, with the United States Securities and Exchange Commission (SEC) has been qualified as of July 14, 2020. BacTech filed an offering to raise up to US$1M to finance the bioleach test work, prefeasibility and feasibility studies and detailed engineering for its Ecuadorian environmental project. It is anticipated that the Company will draw down tranches on an “as needed basis” matching capital raises to project expenditures. The share price for first tranche is being offered at US$0.015 and has not closed as of the date of this report.

Debenture Conversion

On August 20, 2020, the Company announced that an arm’s length holder of $200,000 face value of debentures that mature in August ($100,000) and September ($100,000) requested that the Company issue 5,076,260 common shares at a deemed price of $0.05 per share to eliminate their $253,813 debenture and the accrued interest as of August 15, 2020. A second arm’s length debenture holder has agreed to convert 50% of their $175,000 debenture holdings into common shares and 100% of the accrued interest at $0.05 per share. These transactions will result in the issuance of 3,083,340 common shares and reduces $154,167 in debenture and interest owing. Both of these conversions were at the request of the holders.

Stock Option Grant

The Company announced on August 20, 2020, the granting of 2.5 million stock options exercisable a $0.05 for 10 years to certain officers and consultants of the Company. These stock options were issued to those officers and consultants whom forgave accrued salaries and fees for the period ended June 30, 2020.

Going Concern

We have not attained profitable operations and are dependent upon obtaining financing to pursue any extensive business activities. For these reasons, we have included in our unaudited financial statements that there is substantial doubt that we will be able to continue as a going concern without further financing.

The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs for the next fiscal year and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. As of June 30, 2020, the Company has a net loss of $1,018,858, and if the Company is unable to obtain adequate capital, it could be forced to cease operations.

Future Financings.

We will continue to rely on equity sales of the Company’s common shares in order to continue to fund business operations. Issuances of additional shares will result in dilution to existing shareholders. There is no assurance that the Company will achieve any additional sales of the equity securities or arrange for debt or other financing to fund our business plan of operating in the mineral processing and mine tailings remediation areas, using our proprietary Bioleaching processes.

Since inception, we have financed our cash flow requirements through issuance of common stock and loans to third parties. As we expand our activities, we may, and most likely will, continue to experience net negative cash flows from operations, pending receipt of revenues. Additionally, we anticipate obtaining additional financing to fund operations through common stock offerings, to the extent available, or to obtain additional financing to the extent necessary to augment our working capital. In the future we will need to generate sufficient revenues from sales in order to eliminate or reduce the need to sell additional stock or obtain additional loans. There can be no assurance we will be successful in raising the necessary funds to execute our business plan.

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We anticipate that we will incur operating losses in the next twelve months. Our lack of operating history makes predictions of future operating results difficult to ascertain. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. Such risks for us include, but are not limited to, an evolving and unpredictable business model and the management of growth.

To address these risks, we must, among other things, build our mineral processing facilities, implement and successfully execute our business and marketing strategy, continually develop and upgrade our business model and website, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that we will be successful in addressing such risks, and the failure to do so can have a material adverse effect on our business prospects, financial condition and results of operations.

Critical Accounting Policies.

The financial statements are compliant and up to date with all new financial accounting standards, as noted per IFRS. The Company has elected to not delay compliance with any new or revised financial accounting standard. The Company’s fiscal year end is December 31. Additional information regarding the Company will be available through the SEDAR website at www.sedar.com.

Management regularly evaluates the accounting policies and estimates that are used to prepare the financial statements. A complete summary of these policies is included in Note 1 and Note 2 of the Company’s audited financial statements. In general, management’s estimates are based on historical experience, on information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to stockholders.

Recently Issued Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are not exposed to market risk of the sort that may arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

7

Relaxed Ongoing Reporting Requirements

Upon the completion of this Offering, we expect to elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following June 30.

If we elect not to become a public reporting company under the Exchange Act, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due in 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our stockholders could receive less information than they might expect to receive from more mature public companies.

Item 2. Other Information.

None.

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Item 3. Financial Statements.

BacTech Environmental Corporation

Table of Contents

For the three and six months ended June 30, 2020 and 2019

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BacTech Environmental Corporation

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

	As at June 30 2020	As at December 31 2019
	$	$
Assets
Current assets
Cash	1,124	5,017
Other receivables (note 5)	-	4,144
Prepaid expenses	1,750	25,000
Total current assets	2,874	34,161

Total assets	2,874	34,161

Liabilities
Current liabilities
Accounts payable and accrued liabilities (notes 7 and 8)	1,614,157	2,780,514
Government assistance (note 21)	40,000	-
Payable to Aquila Resources Inc. (note 6)	161,294	161,294
Loan payable (note 9)	150,000	150,000
Debentures (note 10)	980,000	961,788
Total current liabilities	2,945,451	4,053,596

Liabilities- discontinued operations (note 20)	180,647	180,647
Total liabilities	3,126,098	4,234,243

Equity (deficiency)
Share capital (note 11)	5,498,809	5,470,659
Option reserve (note 13)	148,887	148,887
Warrant reserve (note 12)	269,753	485,743
Deficit	(9,040,673)	(10,305,371)
Total deficiency	(3,123,224)	(4,200,082)
Total liabilities and deficiency	2,874	34,161

Nature of Operations and Going Concern (note 1)

Commitments and Contingencies (note 19)

Subsequent Event (note 22)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board

Signed: “Ross Orr”	Signed: “Jay Richardson”
Director	Director

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BacTech Environmental Corporation

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
			$	$

Expenses
Operating and administrative costs (note 15)	(21,142)	157,607	93,564	294,165
Finance charges (note 16)	48,891	60,406	105,870	117,217
Project expenditures	1,382	2,500	1,382	4,500
Total expense	29,131	220,513	200,816	415,882

Net loss for the period from continuing operations	(29,131)	(220,513)	(200,816)	(415,882)

Other Income
Gain from forgiveness of debt (Note 8)	1,219,674	-	1,219,674	-
License fee		20,000	-	20,000
Discontinued Operations (Note 20)
Loss from discontinued operations	-	(76,227)	-	(229,761)
Net income (loss) and comprehensive income (loss) for the period	1,190,543	(276,740)	1,018,858	(625,643)
Basic and diluted income (loss) per share (note 14)	0.01	(0.005)	0.01	(0.01)
Weighted average number of common shares Outstanding (note 14)	105,420,423	96,903,756	103,998,200	96,903,756

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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BacTech Environmental Corporation

Condensed Interim Consolidated Statements of Changes in Equity (Deficiency)

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

	Share Capital	Share Capital	Option Reserve	Warrant Reserve	Deficit	Total Equity
	#	$	$	$	$	$
Balance, December 31, 2018	96,903,756	5,411,894	180,715	425,370	(9,268,018)	(3,250,039)
Warrants issued pursuant to debenture financing (note 10(e))	-	-	-	14,800	-	14,800
Expired warrants	-	-	-	(15,430)	15,430	-
Net loss for the period	-	-	-	-	(625,643)	(625,643)
Balance, June 30, 2019	96,903,756	5,411,894	180,715	424,740	(9,878,231)	(3,860,882)
Shares issued pursuant to private placement (note 11(i))	4,250,000	60,800	-	24,200	-	85,000
Share issue costs	-	(2,035)	-	-	-	(2,035)
Expired options	-	-	(31,828)		31,828	-
Warrants issued pursuant to debenture extension (note 10(a))	-	-	-	36,803	-	36,803
Net loss for the period	-	-	-	-	(458,968)	(458,968)
Balance, December 31, 2019	101,153,756	5,470,659	148,887	485,743	(10,305,371)	(4,200,082)
Shares issued pursuant to private placement (note 11(ii))	4,266,667	34,150	-	29,850	-	64,000
Share issue costs	-	(6,000)	-	-	-	(6,000)
Expired warrants	-	-	-	(245,840)	245,840	-
Net income for the period	-	-	-	-	1,018,858	1,018,858
Balance, June 30, 2020	105,420,423	5,498,809	148,887	269,753	(9,040,673)	(3,123,224)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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BacTech Environmental Corporation

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

	Six months ended June 30 2020	Six months ended June 30 2019
	$	$
Cash flow from operating activities
Cash paid to suppliers, employees and consultants	(61,893)	(62,398)
Net cash used in discontinued operations	-	(103,181)
Net cash used in operating activities from continuing operations	(61,893)	(165,579)

Cash flow from financing activities
Gross proceeds from debenture financing	-	150,000
Gross proceeds from private placements	64,000	-
Share issue costs from financings	(6,000)	-
Net cash provided by financing activities	58,000	150,000

Decrease in cash	(3,893)	(15,579)
Cash, beginning of the period	5,017	25,900
Cash, end of the period	1,124	10,321

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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1. Nature of Operations and Going Concern

BacTech Environmental Corporation (the “Company” or “BEC”) was incorporated by REBgold Corporation (“REBgold” and formerly BacTech Mining Corporation) on October 5, 2010 under the Canada Business Corporations Act. REBgold completed a divisive reorganization by way of a Plan of Arrangement whereby a newly formed subsidiary, the Company, was granted rights and interests in REBgold’s existing and proposed tailings remediation projects and an exclusive, perpetual, royalty-free license to use REBgold’s proprietary bioleaching technology for reclamation of historic mine tailings. REBgold retained the primary rights to the bioleaching technology. The technology utilizes bacteria to extract precious and base metals and has been traditionally used to treat difficult-to-treat sulphide ores and concentrates. During the year ended December 31, 2013, REBgold amalgamated with Aquila Resources Inc. and is hereinafter referred to as “Aquila”.

The business plan for the Company is to apply bioleaching technology to abatement and reclamation projects to remove the harmful elements such as arsenic and sulphur from the environment, where this can be assisted by a positive cash flow from metal recovery. Examples of metals which could potentially be extracted include gold, silver, cobalt, nickel, copper, uranium and zinc. The Company’s head office is located at 37 King Street East, Suite 409, Toronto, Ontario, M5C 1E9.

The accompanying condensed interim consolidated financial statements of the Company have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company has no sources of recurring revenue, has realized net income $1,018,858, which was mainly due to the forgiveness of accrued management salary and fees of $1,219,674 (refer to Note 8) during the six months ended June 30, 2020, has a working capital deficit of $2,942,577 at June 30, 2020, has past due loans and debentures and is dependent on financings to fund its operations. The ability of the Company to continue as a going concern is dependent upon the continuing financial support of shareholders or other investors, obtaining new financing on commercial terms acceptable to the Company to enable it to monetize its intellectual property assets, and upon attaining profitable operations once such assets can be monetized, all of which outcomes are materially uncertain and which, taken together, cast significant and substantial doubt over the ability of the Company to continue as a going concern. These condensed interim consolidated financial statements do not include any adjustments to the carrying values of the Company’s assets, liabilities, and expenses and the related statement of financial position and statement of loss classifications that would be necessary if the going concern assumption were inappropriate. Such adjustments have not been quantified by management but could be material.

The Company funded its operations for the six months ended June 30, 2020 from existing cash, accounts receivable, an equity private placement for gross proceeds of $64,000 and a government assistance loan of $40,000. The Company does not have sufficient cash reserves to fund its administrative costs and fund any project development initiatives for the coming twelve month period, nor to repay its liabilities to trade creditors and debt holders. These matters represent material uncertainties that cast significant and substantial doubt about the Company’s ability to continue as a going concern. Management is actively involved in identifying reclamation and abatement ventures amenable to the application of the Company’s technology license, and in seeking new equity financing to enable it to service the Company’s liabilities and its ongoing administrative costs. There can be no assurance that the Company will be successful in these initiatives.

2. Basis of Consolidation and Presentation

Statement of Compliance with International Financial Accounting Standards (“IFRS”)

Statement of Compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Company reported in Note 2 and 3 in its audited annual consolidated financial statements for the year ending December 31, 2019. These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements.

The accounting policies have been applied consistently to all periods presented in these condensed interim consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on August 28, 2020.

Basis of Preparation and Presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

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The condensed interim consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency.

Basis of Consolidation

These condensed interim consolidated financial statements comprise the financial statements of the Company and its subsidiary, Empresa Minera Ambiental BacTech S.A. incorporated in Bolivia. Accounting policies of the subsidiary have been changed where necessary to ensure consistency with the policies adopted by the Company.

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the condensed interim consolidated financial statements.

3. Significant Accounting Policies

Measurement Uncertainty

The preparation of these condensed interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These condensed interim consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods, if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical Judgements and Estimation Uncertainties

The preparation of condensed interim consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about future events that affect the amounts reported in the condensed interim consolidated financial statements and related notes to the financial statements. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results may differ from those estimates and these differences could be material. The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

-	Impairment of deferred assessment and evaluation costs;

-	Estimation of decommissioning and restoration costs and the timing of expenditure;

-	Assets and liabilities held for sale and Discontinued operations; and

-	Commitments and Contingencies refer to Note 19.

1. Adoption and Future Changes in Accounting Standards

Certain pronouncements were issued by the IASB that are mandatory for accounting years on or after January 1, 2020 or later years. Many are not applicable or do not have significant impact on the Company and have been excluded. The following standard is likely to apply to the Company, has not yet been adopted and is being evaluated to determine its impact.

IAS 1 - Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to address inconsistences with how entities apply the standard over classification of current and non-current liabilities. The amendment addresses whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current or non-current. This amendment is effective for annual years beginning on or after January 1, 2022. Earlier adoption is permitted. The Company is evaluating the impact of the adoption of this amendment on its financial statements but does not expect the impact to be material.

Adoption of Accounting Standards

The Company has adopted IAS 1 that has been revised to incorporate a new definition of “material” and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, has been revised to refer to this new definition in IAS 1. The amendments were effective for annual years beginning on or after January 1, 2020. This adoption does not have a material effect on the Company.

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2. Other Receivables

Other receivables consist of the following:

	June 30 2020	December 31 2019
	$	$
Sales tax receivable	-	4,114
Total other receivables	-	4,114

3. Payable to Aquila Resources Inc.

	June 30 2020	December 31 2019
	$	$
Plan of Arrangement loan	69,823	69,823
Net accruals/receivables	9,471	9,471
Aquila Debenture payable	82,000	82,000
Total Payable to Aquila Resources Inc.	161,294	161,294

The balance is unsecured, non-interest bearing, and is due on demand.

Under the Plan of Arrangement (“Arrangement”) completed with Aquila, the Company assumed 20% of Aquila Resources Inc.’s (“Aquila”) debenture payable obligation which consisted of 43 $10,000 unsecured convertible debentures, initially maturing on October 13, 2011, but extended to April 13, 2015 over a series of extension agreements, with an interest rate of 18% per year payable semi-annually. The Company is obligated to pay the principal portion to Aquila which is $82,000 plus 20% of the interest accrued from December 2, 2010. The Debenture has reached its maturity date and Aquila has repaid the debenture obligation to the debenture holders.

4. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following as at:

	June 30 2020	December 31 2019
	$	$
Trade payables	259,144	430,800
Sales tax payable	15,295	-
Accrued liabilities - other	1,339,718	1,105,351
Accrued liabilities – Related parties	-	1,244,363
Total	1,614,157	2,780,514

Included in accrued liabilities are certain liabilities totalling approximately $163,000, that due to the length of time passed since the Company recorded them, are considered uncollectable by the vendor and the Company is not expecting to pay.

5. Related Party Transactions

In accordance with IAS 24, key management personnel are those having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. Related party transactions are in the normal course of business and are recorded at the amount agreed to between the parties.

Related party transactions consist of the following for the six months ended:

	June 30 2020	June 30 2019
	$	$
Salaries and management fees	-	142,500
Total	-	142,500

Included in accounts payable and accrued liabilities is $Nil due to related parties at June 30, 2020 (December 31, 2019 - $1,244,363). Please refer to additional related party transactions in Share Capital Note 11 for additional related party transactions.

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The officers and a consultant of the Company forgave the debt owing to them from accrued salaries and management fees effective June 30, 2020. As a result, no salaries or fees were earned in the six months ended June 30, 2020 and all related debt owning to then from accrued salaries from previous years were written down to $Nil.

6. Loan Payable

On January 20, 2015, the Company arranged for a loan from a third party. The purpose of the loan was to provide working capital for future exploration and development projects.

The terms of the loan payable are as follows; (i) Total amount available of loan is $150,000, (ii) bonus shares of 200,000 common shares of the Company for every $50,000 tranche, up to a total of 600,000 common shares can be issued if the full amount is drawn down, (iii) a 1% Net Profit Interest (“NPI”) in a future remediation project, and (iv) earns interest at a rate of 12% per annum. The loan was due 120 days from the date of the first advance which was May 20, 2015. If the loan is not repaid at maturity or reorganized, interest will be 1.5% per month compounded. The loan has not been repaid and continues to accrue interest. The 600,000 common shares have not been issued and the value of the shares is included in accounts payable and accrued liabilities on the condensed interim consolidated statement of financial position. The shares have been valued at $13,000 based on the quoted market value of the common shares at the time of draw down and forms part of finance charges for fiscal 2015.

7. Debentures

Debentures consist of the following as at:

	June 30 2020	December 31 2019
	$	$
Debentures with Bonus Interest (a)	445,000	436,887
Debentures with warrant and Net Smelter Return (“NSR”) (b)	200,000	200,000
Debenture with NSR with a maturity date of November 29, 2019 (c)	100,000	100,000
Debenture with NSR with a maturity date of May 14, 2020 (d)	85,000	79,835
Debentures with warrant with maturity of May 1, 2020 (e)	150,000	145,066
Total	980,000	961,788
Less Current Portion	980,000	961,788
Total Long Term Portion	-	-

(a) Debentures with Bonus Interest

Between April 19, 2017 and June 26, 2017, BacTech completed three tranches of a debenture financing for gross proceeds of $445,000 and accompanied by the issuance of 1,780,000 common shares which are included as a bonus equity interest. The debentures have a 2-year term and pay 12% interest annually. The debenture included a 20% common stock bonus interest payment (issued at $0.05 per share). For example, a $10,000 debenture would be accompanied by 40,000 common shares of BacTech, subject to a 4-month restriction on resale from the date of closing.

The fair value of the bonus shares was determined by reference to the trading prices of the Company’s common shares on the date the tranches were closed. The Company issued 1,780,000 common shares in connection with the debenture financing with an aggregate value of $70,100. Transaction costs included a cash commission of $8,400 and 84,000 broker warrants that have expired unexercised during the year ended December 31, 2019. Each broker warrant entitled the holder to purchase one common share at an exercise prices of $0.10 for a period of 12 months and were valued at $350. The aggregate transaction cost, which included the bonus shares, cash commission and warrants, was recorded against the debenture and is being amortized over the life of the debenture and shown as accretion expense.

For the debenture holders that have reached their maturity date in fiscal 2019, the Company requested that the debenture holders extend the term of the debentures for an additional 12 months. In consideration of the extension of the maturity date, the Company has offered to issue a common share purchase warrant allowing the investors to purchase a common share of the Company at five cents for a period of three years for each $0.05 of debenture held. In fiscal 2019, $145,000 of the debenture holders formally accepted the terms to extend the maturity date for one year. A total of 3,596,00 warrants were issued at a value of $36,803 (Note 12). These costs are being amortized through accretion expenses and loss of modification of debenture. For further information on the maturity date, please see Subsequent Events Note 22.

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For further information on the maturity date extension, please see Subsequent Events Note 21.

	June 30 2020	December 31 2019
	$	$
Face value of debentures	445,000	445,000
Transactions costs allocated to debentures	(78,850)	(78,850)
Cost of extension of maturity date	(36,803)	(36,803)
Loss on modification of debenture	14,409	14,409
Accumulated accretion	101,244	93,131
Balance	445,000	436,887

(b) Debentures with Warrants and Net Smelter Royalty

Between August 14, 2017 and September 22, 2017, BacTech completed two tranches of a debenture financing for one debenture holder for gross proceeds of $200,000. The debentures were accompanied by the issuance of 1,666,760 common share purchase warrants and NSR of 0.834% on project in Bolivia. The debenture has a 2-year term and pays 12% interest annually.

The fair value of the common share purchase warrants was determined by reference to the fair market value of the warrants issued in connection with the debenture financing with an aggregate value of $73,700 (note 12). Each warrant entitles the holder to purchase one common share at an exercise price of $0.05 for a period of 5 years from the date of issue. The NSR was estimated to have a fair value of $Nil. The aggregate value of the transaction costs which includes the warrants is recorded against the debenture and is being amortized over the life of the debenture. For further information on the maturity date, please see Subsequent Events Note 22.

	June 30 2020	December 31 2019
	$	$
Face value of debentures	200,000	200,000
Transactions costs allocated to debentures	(73,700)	(73,700)
Accumulated accretion	73,700	73,700
Balance	200,000	200,000

(c) Debenture with Net Smelter Royalty with maturity date of November 29, 2019

On November 29, 2017, BacTech completed a debenture financing for one debenture holder for gross proceeds of $100,000. The debenture was accompanied by the issuance of 400,000 common shares which are included as a bonus equity interest and NSR of 0.50% in relation to the project in Bolivia. The debenture has a 2-year term and pays 12% interest annually.

The fair value of the bonus shares was determined by reference to the trading prices of the Company’s common shares on the date the financing closed. The Company issued 400,000 common shares in connection with the debenture financing with an aggregate value of $18,000. The NSR was estimated to have a fair value of $Nil. The aggregate value of the transaction costs which includes the bonus shares is recorded against the debenture and is being amortized over the life of the debenture. For further information on the maturity date, please see Subsequent Events Note 22.

	June 30 2020	December 31 2019
	$	$
Face value of debentures	100,000	100,000
Transactions costs allocated to debentures	(18,000)	(18,000)
Accumulated accretion	18,000	18,000
Balance	100,000	100,000

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(d) Debentures with Net Smelter Royalty with maturity date of May 14, 2020

On May 14, 2018, the Company closed the final tranche of its debenture financing for gross proceeds of $85,000. The debentures were accompanied by the issuance of 340,000 common shares which are included as a bonus equity interest and a Net Smelter Royalty of 2.5% in relation to the Company’s Telamayu Tailings project. The debenture has a 2-year term and pays 12% interest annually. The 340,000 common shares issued in this tranche were with a 4-month hold.

The fair value of the bonus shares was determined by reference to the trading prices of the Company’s common shares on the date the financing closed. The Company issued 340,000 common shares in connection with the debenture financing with an aggregate value of $11,900. Transaction costs included a cash commission of $6,800 and 170,000 broker warrants (note 12). Each broker warrant entitles the holder to purchase one common share and one new warrant at an exercise price of $0.05 for a period of 24 months from the date of closing the debenture and are valued at $8,890 (note 12). Each new warrant entitles the holder to purchase one common share at a price of $0.05 per new warrant for a period of 24 months from the date of closing the debenture. The NSR was estimated to have a fair value of $Nil. The aggregate value of the transaction costs which includes the bonus shares, commission and broker warrants is recorded against the debenture and is being amortized over the life of the debenture. For further information on the maturity date, please see Subsequent Events Note 22.

	June 30 2020	December 31 2019
	$	$
Face value of debentures	85,000	85,000
Transactions costs allocated to debentures	(27,590)	(27,590)
Accumulated accretion	27,590	22,425
Balance	85,000	79,835

(e) Convertible Debentures with Warrants

On May 1, 2019, the Company closed a $150,000 Senior Bridge Debenture. The Senior Bridge Debenture is for one year and will pay 12% interest on redemption. In addition, the Company will issue a total of 1,500,000 common share purchase warrants with a two-year term would allow the holder to buy additional shares at $0.05 per share. The Senior Bridge Debentures are convertible at a price of $0.03 at the option of the debenture holder.

The fair value of the common share purchase warrants was estimated using the Black-Scholes valuation model to be of $14,800 (note 12). Each warrant entitles the holder to purchase one common share at an exercise price of $0.05 for a period of 2 years from the date of issue. The aggregate value of the transaction costs which includes the warrants is recorded against the debenture and is being amortized over the life of the debenture. For further information on the maturity date, please see Subsequent Events Note 22.

	June 30 2020	December 31 2019
	$	$
Face value of debentures	150,000	150,000
Transactions costs allocated to debentures	(14,800)	(14,800)
Accumulated accretion	14,800	9,866
Balance	150,000	145,066

8. Share Capital

Authorized share capital is made up of unlimited common shares without par value:

(i)	On July 26, 2019, the Company completed a private placement for total gross proceeds of $85,000 through the issue of 4,250,000 units at a price of $0.02 per unit. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant exercisable at $0.05 for 2 years. The fair value of common share purchase warrants issued in this placement was estimated at $24,200 using the Black-Sholes option pricing model (see note 12).

A family member of a director of the Company participated in the financing for $10,000 (refer to Note 8).

(ii)	On February 13, 2020 and March 20, 2020, the Company completed a private placement for total gross proceeds of $64,000 through the issue of 4,266,667 units at a price of $0.015 per unit. Each unit consisted of one common share of the Company and one full common share purchase warrant exercisable at $0.05 for two years. The fair value of common share purchase warrants issued in this placement was estimated at $29,850 using the Black-Sholes option pricing model (see note 12).

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9. Warrant Reserve

The movements in the number and estimated fair value of outstanding broker warrants and share purchase warrants are as follows:

	Six months ended June 30, 2020		Year ended December 31, 2019
	Number Outstanding	Weighted Average Exercise Price $	Number Outstanding	Weighted Average Exercise Price $
Balance, beginning of period	33,500,908	0.05	27,004,908	0.05
Issued	4,266,667	0.05	7,221,000	0.05
Exercised	-	-	-	-
Expired	(15,853,148)	0.05	(725,000)	0.10
Balance, end of period	21,914,427	0.05	33,500,908	0.05

The exercise price, expiry date, and the fair value assigned to warrants issued and outstanding as at June 30, 2020 are as follows:

Expiry Date	Weighted Average Exercise Price $	Grant Date Fair Value $	Warrants Outstanding	Remaining Contractual Life (yr)
August 14, 2022	0.05	10,170	333,500	2.12
September 22, 2022	0.05	63,530	1,333,260	2.23
December 5, 2020	0.05	90,400	8,760,000	0.43
May 1, 2021	0.05	14,800	1,500,000	0.84
July 16, 2021 April 19, 2022 May 12, 2022	0.05 0.05 0.05	24,200 16,839 19,964	2,125,000 1,736,000 1,860,000	1.04 1.80 1.87
February 14, 2022	0.05	14,925	2,133,333	1.63
March 21, 2022	0.05	14,925	2,133,334	1.72
	0.05	269,753	21,914,427	1.13

The fair values of the warrants issued during the six months ended June 30, 2020 and year ended December 31, 2019 were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2020	2019
Risk free interest rate	1.32%	1.55%
Expected dividend yield	Nil	Nil
Exercise price	$0.05	$0.05
Share price	$0.015	$0.05-$0.03
Expected volatility	254%	108%-194%
Expected life	2 years	2 years

Option pricing models require the input of subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the estimate of fair value, and therefore, use of Black-Scholes option pricing model may not provide a realistic measure of the fair value of the Company’s warrants at the date of issue.

10. Stock Options

The Company has a stock option plan (the “Plan”), under which the Company may grant options to directors, officers, employees, and third party service providers. Under the terms of the Plan that was re-approved by the shareholders on July 18, 2018, the Company is authorized to issue a maximum of 10% of the issued and outstanding shares.

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The purpose of the Plan is to attract, retain and motivate directors, officers, and certain third party service providers by providing them with the opportunity to acquire a proprietary interest in the Company and benefit from its growth. The options granted under the Plan are non-assignable, have a term of 5 years and vest over periods of up to two years from the date of issue.

	Six months ended June 30, 2020		Year ended December 31, 2019
	Number Outstanding	Weighted Average Exercise Price $	Number Outstanding	Weighted Average Exercise Price $
Balance, beginning of period	4,500,000	0.08	5,500,000	0.08
Granted	-	-	-	-
Expired/Cancelled	-	-	(1,000,000)	0.07
Balance, end of period	4,500,000	0.08	4,500,000	0.08

Options to purchase common shares outstanding at June 30, 2020 carry exercise prices and remaining terms to maturity as follows:

Expiry Date	Weighted Average Exercise Price $	Grant Date Fair Value $	Number of Options Outstanding	Number of Options Exercisable	Remaining Weighted Average Contractual Life (yr.)
March 15, 2021	0.07	63,662	2,150,000	2,150,000	0.71
April 1, 2022	0.07	10,425	300,000	300,000	1.75
October 24, 2022	0.10	70,300	1,900,000	1,900,000	2.32
October 2, 2023	0.07	4,500	150,000	150,000	3.26
	0.08	148,887	4,500,000	4,500,000	1.54

For the six months ended June 30, 2020 and year ended December 31, 2019, the Company did not grant new options and did not have any share based payment expenses.

11. Income (Loss) per Share

The calculation of basic and diluted loss per share for the three months ended June 30, 2020 was based on the income attributable to common shareholders of $1,190,543 (2019 – net loss of $276,740) and the weighted average number of common shares outstanding of 105,420,423 (2019 – 96,903,756). For the six months ended June 30, 2020 income attributable to common shareholders of $1,018,858 (2019 – net loss of $625,643) and the weighted average number of common shares outstanding of 103,998,200 (2019 – 96,903,756). The calculation of basic and diluted loss per share for the prior year did not include the effect of share purchase options and warrants outstanding as they would be anti-dilutive.

12. Operating and Administrative

Operating and administrative expense consists of the following:

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
	$	$	$	$
Salaries and management fees (note 8)	(71,250)	71,250	-	142,500
Professional fees	20,678	28,985	40,096	59,085
Shareholder information and filing fees	25,174	39,558	43,034	71,446
Travel	-	11,129	360	12,685
General office expenses	4,256	8,531	10,074	10,552
Foreign exchange gain/loss	-	(1,846)	-	(2,103)
Total	(21,142)	157,607	93,564	294,165

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13. Finance Charges

Finance charges consist of the following:

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
	$	$	$	$
Interest and bank charges	155	385	1,109	811
Loan payable interest (note (9))	12,825	6,725	26,700	13,450
Debenture interest (note (10))	30,450	27,900	59,850	52,800
Accretion expense (note (10))	5,461	25,396	18,211	50,156
Total	48,891	60,406	105,870	117,217

14. Financial Risk Factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company has no significant concentration of credit risk arising from operations. Management believes that the credit risk concentration with respect to sales tax receivable is remote.

Liquidity risk

As at June 30, 2020, the Company had a cash balance of $1,124 (December 31, 2019 - $5,017) as against current liabilities of $3,126,098 (December 31, 2019 - $4,234,243). The Company does not have sufficient cash reserves to fund its administrative costs and fund any project development initiatives for the coming twelve month period, and to repay its liabilities to trade creditors and debt holders. Management is actively involved in identifying reclamation ventures amenable to the application of the Company’s technology and in seeking new equity financing to enable it to service the Company’s liabilities and its ongoing administrative costs. There can be no assurance that the Company will be successful in these initiatives.

Market risk

(a) Interest rate risk

The Company has cash earning interest at a variable interest rate, a loan payable and debentures bearing interest at 12% per annum. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions.

(b) Foreign currency risk

The Company’s functional currency is the Canadian dollar. Major purchases are transacted in Canadian dollars. The Company funds certain operations and administrative expenses using United States dollars. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

(c) Price risk

The Company is not exposed to price risk with respect to commodity prices because the Company is not a producing entity.

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 Classification of financial instruments

Financial assets included in the statement of financial position are as follows. All of the financial assets are reflected at amortized costs, as at:

	June 30 2020	December 31 2019
Financial assets at amortized cost:
Cash	$1,124	$5,017
Other receivables	$-	$4,144

Financial liabilities included in the statement of financial position are as follows. All of the financial liabilities are reflected at amortized costs, as at:

	June 30 2020	December 31 2019
Financial liabilities at amortized cost:
Payable to Aquila Resources Inc.	$161,294	$161,294
Accounts payable and accrued liabilities	$1,614,157	$2,780,514
Government assistance	$40,000	$-
Loan payable	$150,000	$150,000
Debentures	$980,000	$961,788

Fair value

The condensed interim consolidated statements of financial position carrying amounts for cash, receivables and trade payables, approximate fair value due to their short-term nature.

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

15. Capital Management

The Company defines capital as shareholders’ equity. The Company’s objective when managing its capital is to restore its deficit to a positive balance in order to provide an adequate return to shareholders by maintaining a sufficient level of funds, in order to support the acquisition, assessment and evaluation, and development of mineral reclamation properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company is currently in the early stages of evaluation and assessment of projects; as such, the Company is dependent on external financing to fund its activities. In order to carry out the assessment and evaluation of the projects and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties, if it feels there is sufficient geologic or economic potential, and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company does not have externally imposed capital requirements. The Company’s capital management objectives, policies and processes have remained unchanged during the six months ended June 30, 2020 and year ended December 31, 2019.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than of the Canadian Securities Exchange (“CSE”). The impact of any violation of CSE policy is not known and is ultimately dependent on the discretion of the CSE.

16. Commitments and Contingencies

Management contract

The Company currently has an employment agreement with the provision of termination and change of control benefits with an officer of the Company. The agreement for the officer provides that in the event that their employment is terminated by the Company other than for cause then the officer shall be entitled to a lump sum payment amount equal to 12 months base salary plus 1 month salary for each year of service, to a max of 36 months base salary. If a change of control were to occur, the officer would be entitled to 2 years of compensation (salary plus bonus), or the equivalent of $450,000. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed interim consolidated financial statements.

23

Environmental matters

The Company’s exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

17. Discontinued operations - Bolivia project

On May 24, 2016, BacTech announced that its 98% owned Bolivian subsidiary Empresa Minera Ambiental BacTech S.A. (“EMABSA”), had signed an Association Contract with Corporación Minera de Bolivia (“COMIBOL”), the state mining company of Bolivia. On September 15, 2016, the Bolivian government approved and ratified the agreement.

The ten-year contract called for the environmental remediation and restoration of the “Antigua” tailings and an option on the “Nuevo” tailings, both situated at the Telamayu mill site. The agreement envisions three phases, with the first phase focused on the completion of a technical study on the Antigua tails.

On September 9, 2019, BacTech announced that it will not proceed with the reclamation of the Telamayu tailings project in Bolivia. After completing metallurgical test work on the project and evaluating the economics of the project it was decided that the project would be too difficult to finance. BacTech is abandoning the Bolivian subsidiary which is inactive. Management believes that there will be no impact on the business of the Company and accounts payable amounts will not be pursued by vendors.

As part of the private placements completed in 2017 and 2018, the Company issued a Net Smelter Return Royalty to certain debenture investors on the Bolivia Project. The total NSR issued was 4.73%.

The following liabilities have been included in the Company’s balance sheet.

	June 30 2020	December 31 2019 $
Accruals of discontinued operations	180,647	180,647

Project expenditures for this entity are included in discontinued operations in the condensed interim consolidated statement of loss for the six months ended June 30, 2020 and were $nil (2019 - $229,761).

18. Government assistance

Canada Business Emergency Account

The Company received a $40,000 emergency business loan under the federal government Canada Business Emergency Account (“CEBA”) initiative. In the event the Company repays the $30,000 by December 31, 2022, there will be no interest payable on the loan and the remaining $10,000 will be forgiven. In the event there is a loan balance outstanding on January 1, 2023, the loan will be renewed for a three year term with a fixed annual rate of interest of 5%.

19. Subsequent events

Debentures

The Company commenced contacting debenture holders of the Company to extend the maturity of the debentures. The Company is offering to settle the outstanding interest and or principal, or a combination thereof , through the issuance of shares at a price of 5 cents for share at the holder’s option. There can be no assurance that the debenture holders will agree to any extension or settlement.

Form 1-A Regulation A Offering

On July 15, 2020, the Company’s Tier 2 Regulation A offering memorandum originally filed on April 2, 2020, with the United States Securities and Exchange Commission (SEC) has been qualified as of July 14, 2020. BacTech filed an offering to raise up to US$1M to finance the bioleach test work, prefeasibility and feasibility studies and detailed engineering for its Ecuadorian environmental project. It is anticipated that the Company will draw down tranches on an “as needed basis” matching capital raises to project expenditures. The share price for first tranche is being offered at US$0.015 and has not closed as of the date of this report.

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Debenture Conversion

On August 20, 2020, the Company announced that an arm’s length holder of $200,000 face value of debentures that mature in August ($100,000) and September ($100,000) requested that the Company issue 5,076,260 common shares at a deemed price of $0.05 per share to eliminate their $253,813 debenture and the accrued interest as of August 15, 2020. A second arm’s length debenture holder has agreed to convert 50% of their $175,000 debenture holdings into common shares and 100% of the accrued interest at $0.05 per share. These transactions will result in the issuance of 3,083,340 common shares and reduces $154,167 in debenture and interest owing. Both of these conversions were at the request of the holders.

Stock Option Grant

The Company announced on August 20, 2020, the granting of 2.5 million stock options exercisable a $0.05 for 10 years to certain officers and consultants of the Company. These stock options were issued to those officers and consultants whom forgave accrued salaries and fees for the period ended June 30, 2020.

Item 4. Exhibits

Number	Exhibit Description

2.1(1)	Articles of Incorporation
2.2(1)	Bylaws
3.1(1)	Specimen Stock Certificate
3.2(1)	Subscription Agreement
6.1(1)	License Agreement by and between the Company and GMR Inc., dated March 1, 2019
6.2(1)	Employment Agreement by and between the Company and Ross Orr, dated December 1, 2012
6.3(1)	Employment Agreement by and between the Company and Louis Nagy, dated January 1, 2018
6.4(2)	Loan Agreement by and between Victoria Ross and the Company, dated January 2, 2015
6.5(2)	Unsecured Debenture by and between Donald McFarlane and the Company, dated April 20, 2017
6.6(2)	Unsecured Debenture by and between David McFarlane and the Company, dated April 20, 2017
6.7(2)	Unsecured Debenture by and between David Bunston and the Company, dated April 20, 2017
6.8(2)	Unsecured Debenture by and between James Witzel and the Company, dated April 20, 2017
6.9(2)	Unsecured Debenture by and between Mark Wheeler and the Company, dated April 20, 2017
6.10(2)	Unsecured Debenture by and between Ward Seymour and the Company, dated April 20, 2017
6.11(2)	Unsecured Debenture by and between 2432692 Ontario Inc., and the Company, dated April 20, 2017
6.12(2)	Unsecured Debenture by and between Sandra Stone and the Company, dated May 12, 2017
6.13(2)	Unsecured Debenture by and between William Gramer and the Company, dated May 12, 2017
6.14(2)	Unsecured Debenture by and between Jeffery Seymour and the Company, dated May 12, 2017
6.15(2)	Unsecured Debenture by and between John Evans and the Company, dated May 12, 2017
6.16(2)	Unsecured Debenture by and between Arnold Korpella and the Company, dated May 12, 2017
6.17(2)	Unsecured Debenture by and between Dave Jamieson and the Company, dated May 12, 2017
6.18(2)	Unsecured Debenture by and between 2342692 Ontario, Inc., and the Company, dated June 26, 2017
6.19(2)	Unsecured Debenture by and between Lloyd Ainey and the Company, dated June 26, 2017
6.20(2)	Unsecured Debenture by and between Wardon Partnership and the Company, dated September 22, 2017
6.21(2)	Unsecured Debenture by and between Wardon Partnership and the Company, dated August 14, 2017
6.22(2)	Unsecured Debenture by and between Victoria Ross and the Company, dated November 29, 2017
6.23(2)	Unsecured Debenture by and between Leede Jones Gable Inc. and the Company, dated May 11, 2018
6.24(2)	Convertible Bridge Loan by and between Aggregate Exchange Company, Ltd., and the Company, dated May 1, 2019
6.25(2)	Convertible Bridge Loan by and between Victoria Ross and the Company, dated May 1, 2019
6.26(2)	License Agreement by and between the Company and REB Gold Corporation, dated October 7, 2010.
11.1(3)	Consent of UMY McGovern, Hurley, Cunningham, LLP
12.1(4)	Opinion of Law Office of Andrew Coldicutt
14.1(2)	Appointment of Agent for Service of Process

(1)	Previously filed on Form 1-A on April 2, 2020 (SEC File No. 024-11187) and incorporated herein by reference
(2)	Previously filed on Form 1-A on June 8, 2020 (SEC File No. 024-11187) and incorporated herein by reference
(3)	Previously filed on Form 1-A on June 30, 2020 (SEC File No. 024-11187) and incorporated herein by reference
(4)	Previously filed on Form 253G1 on July 24, 2020 (SEC File No. 024-11187) and incorporated herein by reference

* filed herewith

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BacTech Environmental Corporation

By:	/s/ Ross Orr
Ross Orr, Chief Executive Officer (Principal Executive Officer).

(Date): September 28, 2020
By:	/s/ Louis R. Nagy
Louis R. Nagy, Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer).

(Date): September 28, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURES OF DIRECTORS:

/s/ Ross Orr	September 28, 2020
Ross Orr, CEO, Director	Date

/s/ John C. Gingerich	September 28, 2020
John C. Gingerich, Director	Date

/s/ Louis R. Nagy	September 28, 2020
Louis R. Nagy, CFO Director	Date

/s/ Jay Naster	September 28, 2020
Jay Naster, Director	Date

/s/ Donald Whalen	September 28, 2020
Donald Whalen, Director	Date

/s/ Walter Cimowski	September 28, 2020
Walter Cimowski, Director	Date

/s/ Tim Lewin	September 28, 2020
Tim Lewin Director	Date

/s/ Jay Richardson	September 28, 2020
Jay Richardson, Director	Date

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